Delisting Determination, The Nasdaq Stock Market, LLC, October 12, 2023, Vinco Ventures, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Vinco Ventures, Inc., effective at the opening of the trading session on October 23, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1). The Company was notified of the Staff determination on February 14, 2023.
On February 16, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Rule 5815. The Company received an additional delist determination letter for its failure to meet the requirement in Listing Rules 5620(a) and 5810(c)(2)(G) on February 21, 2023. A Panel hearing was held on March 30, 2023. On April 14, 2023, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones. The Company received an additional delist determination letters for its failure to meet the requirement in Listing Rule 5250(c)(1) on April 18, May 18, and July 14, 2023.
Based on the Company failure to meet the terms of the exception, on July 26, 2023, the Panel issued a final decision denying the Company continued listing and notified the Company that trading in the Company securities would be suspended on July 28, 2023.
The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on September 11, 2023.